EX-99.h.iv

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT FOR
DIMENSIONAL FUNDS TRUST
FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this ___ day of _____, 2026, between Dimensional Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of certain portfolios of the Trust, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Trust, on behalf of each Portfolio identified below, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and
WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of the shareholders of each Portfolio and class, as identified below, to limit its expenses:
NOW, THEREFORE, the parties hereto agree as follows:
1.
Fee Waiver and Expense Assumption by Dimensional.
(a)
Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of each class of a Portfolio identified below (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the applicable class of the Portfolio, on an annualized basis, to the rate identified below as a percentage of the average net assets of such class of the Portfolio (the “Expense Limitation Amount”):
Portfolio	Expense Limitation Amount
Dimensional US Equity Market Portfolio
Institutional Class	0.22%
ETF Class	0.22%

2.
Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses of a class of a Portfolio are less than the applicable Expense Limitation Amount identified above, the Trust, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount. There shall be no obligation of the Trust, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3.
Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.

4.
Duration and Termination. This Agreement shall begin on [         ], 2026, and shall continue in effect until February 28, 2028 for each Portfolio and class identified above, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period, of its intention to terminate the Agreement with respect to a Portfolio or class. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Trust, on behalf of such Portfolio.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUNDS TRUST	DIMENSIONAL FUND ADVISORS LP
By: Dimensional Holdings Inc., General Partner
By:_____________________________ Name: __________________________ Title: ____________________________	By:_____________________________ Name: __________________________ Title: ____________________________